March 14, 2025

VIA EDGAR

Angela Lumley and Suying Li

Division of Corporate Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Mister Car Wash

Form 10-K for the Fiscal Year Ended December 31, 2023

Form 8-K dated October 30, 2024

File No. 001-40542

Dear Mses. Lumley and Li:

This letter responds to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (“Commission”) in regard to disclosures within the Form 10-K for the Fiscal Year Ended December 31, 2023 and Form 8-K dated October 30, 2024 filed by Mister Car Wash, Inc. (the “Company”, “we” or “our”).

The Company’s responses to the comments presented in the Comment Letter are set forth below the full text of the Staff’s respective comment.

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Indicators

Adjusted EBITA and Adjusted EBITA Margin, page 26

1.
Comment: Your reconciliations for Adjusted EBITDA and Adjusted EBITDA Margin disclosed in this section, and reconciliations for Adjusted net income and Adjusted earnings per diluted share disclosed in your Item 2.02 Form 8-K dated October 30, 2024 include a non-GAAP adjustment for net-cash rent expense. Please tell us how you determined that removing the effects of non-cash rent expense in arriving at these non-GAAP financial measures does not substitute individually-tailored recognition and measurement methods for GAAP. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. This comment also applies to other filings in which these non-GAAP financial measures are presented.

Mister Car Wash, Inc. • 222 E. 5th Street • Tucson, AZ 85705

mistercarwash.com

Company Response: In response to the Staff’s comment, we respectfully advise the Staff that we regularly assess our use of Non-GAAP financial measures. The Company respectfully advises the Staff that the Company (i) presents in its consolidated financial statements information prepared in accordance with U.S. GAAP relating to the Company’s net income (loss), (ii) provides detailed MD&A narrative and tabular disclosure regarding the Company’s net income (loss), in accordance with the SEC’s guidance, and (iii) presents the reconciliations of the Adjusted net income and Adjusted EBITDA to net income, the most comparable U.S. GAAP measure.

In light of the Staff’s comment, with respect to Adjusted Net Income and Adjusted earnings per diluted share we propose that in all future filings, beginning with the earnings release and Form 10-Q filing for the first quarter of fiscal 2025, the Company will discontinue including adjustments for “non-cash rent expense” from Adjusted Net Income and Adjusted earnings per diluted share and will also conform the presentation of prior comparative periods to reflect the revised presentation of Adjusted Net Income and Adjusted earnings per diluted share.

The adjustments, including the adjustment for non-cash rent expense, to arrive at Adjusted EBITDA and Adjusted EBITDA Margin, which we use as a performance measure, are made to provide additional transparency into the Company’s operating performance.

The Company has considered the guidance in Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations (“C&DI”), SEC Regulation S-K Item 10(e), and Regulation G, and respectfully advises the Staff that it believes that this adjustment is not inconsistent with the non-GAAP disclosure framework for the reasons discussed herein. The Company believes that the adjustment for non-cash operating lease costs in Adjusted EBITDA and Adjusted EBITDA Margin assists management, lenders, investors, and analysts in assessing the performance of the Company and is consistent with our lending agreements. The Company respectfully advises the Staff that, for the reasons described in more detail below, it believes that removing the non-cash portion of operating lease rent expense as an adjustment to Adjusted EBITDA and Adjusted EBITDA Margin is useful to investors in evaluating the Company’s performance on a period-to-period basis.

The non-cash rent expense removed from Adjusted EBITDA and Adjusted EBITDA Margin relates to operating lease agreements with initial lease terms of 15 to 20 years. These agreements contain escalation clauses that result in higher cash operating lease costs in the later periods of the term as opposed to at inception; however, the associated operating lease cost is recognized in the Company’s statements of operations based on a straight-line calculation over the life of the agreements. Accordingly, adjustments for non-cash rent expenses associated with operating leases increase Adjusted EBITDA and Adjusted EBITDA Margin typically in the first half of these agreements is positive and in the second half of the agreement the trend reverses and will be negative adjustments as the cash operating lease cost will exceed straight-line operating lease cost. Management will present this adjustment consistently for all periods regardless of whether it is beneficial to Adjusted EBITDA and Adjusted EBITDA Margin or not, which we believe complies with C&DI Question 100.02.

Mister Car Wash, Inc. • 222 E. 5th Street • Tucson, AZ 85705

mistercarwash.com

The long-term nature of the location leases creates a material item for investors to understand when relying upon the Company’s financial statements. Management has historically used Adjusted EBITDA and Adjusted EBITDA Margin, adjusted for the non-cash portion of rent expense, when assessing the Company’s performance. Therefore, if the Company does not adjust for the non-cash portion of rent expenses, investors would be using different information to evaluate the performance of the business and could be left with a suboptimal picture of the business’ ability to generate income in excess of cash operating costs. Although the straight-line recognition under ASC 842 reduces variability in the amount of operating lease costs over the term of the agreements, the Company understands that investors focus on the Company’s actual economic operating lease costs over a shorter period of time, such as one or more reporting periods as an incremental data point to the presentation required by ASC 842.

The Company believes that Adjusted EBITDA and Adjusted EBITDA Margin, which is a core measure of the Company’s ongoing operating performance, supplements the investors’ understanding of its operating performance by excluding the non-cash rent portion of operating lease cost, which is not indicative of the Company’s actual operating lease expense structure as it exists over the reporting period being evaluated by investors. The Company believes that the adjustment for non-cash rent expense in Adjusted EBITDA and Adjusted EBITDA Margin will not be used in isolation by investors, but rather, similar to the other non-cash adjustments within the reconciliation of Adjusted EBITDA will supplement the Company’s financial statement disclosures and management’s discussion and analysis of financial condition and results of operations.

Finally, the Company believes that providing this incremental disclosure will also be helpful to investors in future years. When the adjustment to Adjusted EBITDA and Adjusted EBITDA Margin turns neutral or negative, investors will have a more complete understanding of the inflationary impact associated with contractual increases in operating lease costs.

2.
Comment: You discuss Adjusted EBITDA and Adjusted EBITDA Margin in the paragraph above the non-GAAP measure reconciliation on page 27 without discussing their most directly comparable GAAP measures, net income (loss) and net income (loss) margin, with equal or greater prominence. Please revise your disclosure accordingly. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response: The Company respectfully acknowledges the Staff’s comment and will revise its future filings such that the comparable GAAP financial measures will be discussed with equal or greater prominence to any non-GAAP measures.

Mister Car Wash, Inc. • 222 E. 5th Street • Tucson, AZ 85705

mistercarwash.com

If you have any questions regarding the foregoing, please do not hesitate to contact me or jgold@mistercarwash.com.

Very truly yours,

/s/ Jedidiah Gold
Jedidiah Gold Chief Financial Officer

cc: Bryan Brown, Jones Day bkbrown@jonesday.com

Justin McKithen, Jones Day jmckithen@jonesday.com

Mister Car Wash, Inc. • 222 E. 5th Street • Tucson, AZ 85705

mistercarwash.com